Exhibit 21.1
September 15, 2009

NAME OF SUBSIDIARY	STATE/PROVINCE OF ORGANIZATION
Berwyn Magnetic Resonance Center, L.L.C.	Illinois
Comprehensive Medical Imaging, Inc.	Delaware
Comprehensive Medical Imaging Centers, Inc.	Delaware
Encinitas Imaging Center, LLC	California
East Bay Medical Imaging, LLC	California
Garfield Imaging Center, Ltd.	California
InSight Health Corp.	Delaware
InSight Health Services Corp.	Delaware
InSight-Premier Health, LLC	Maine
InSight ProScan, LLC	Ohio
Kessler Imaging Associates, LLC	New Jersey
Maxum Health Services Corp.	Delaware
Open MRI, Inc.	Delaware
Orange County Regional PET Center-Irvine, LLC	California
Parkway Imaging Center, LLC	Nevada
Signal Medical Services, Inc.	Delaware
Valencia MRI, LLC	California